AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue

New York, NY  10017

(212) 488-1331

March 31, 2011	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:       The American Independence Funds Trust

            SEC File Numbers: 811-21757; 333-124214

Dear Sir:

On behalf of the American Independence Funds Trust (the “Trust”), we have filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934. Shareholders are being asked to approve a new Investment Sub-Advisory Agreement between American Independence Financial Services, LLC, the Trust’s Investment Adviser (“AIFS”), and Boyd Watterson Asset Management LLC (“BWAM”). The agreement has been proposed on behalf of the American Independence Core Plus Fund (the “Fund”), a series of the Trust. Under the proposed Investment Sub-Advisory Agreement, BWAM will serve as the Fund’s investment sub-adviser. The previous sub-advisory agreement between AIFS and Fischer Francis Trees & Watts, Inc. was terminated November 30, 2010 due to changes in the Fund’s investment strategy as outlined in the proxy statement.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 646-747-3475 should you have any questions pertaining to this filing.

                                                                                                Very truly yours,

                                                                                                /s/ Theresa Donovan

                                                                                                Theresa Donovan

                                                                                                Secretary

American Independence Funds Trust

enclosure